Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On July 20, 2011, Ecolab Inc. began distributing the following to employees.

We announced this morning that we are merging with Nalco, the world’s largest water management and energy services business.

Given the scale of the announcement, we know you will have questions. The following Q&A provides basic information about the merger.

Who is Nalco?

Nalco is the global leader in water and energy solutions, which ultimately results in the preservation of resources.  They provide water management services for a wide range of industrial processes and industries including oil and gas extraction and processing, pulp & paper processing, aerospace, automotive, chemicals, food and beverage, healthcare, hotels, institutions, manufacturing, metals and mining, pharmaceuticals and utilities. Their people help customers manage water and energy, enhance air quality, optimize environmental impact and operate more efficiently.  Nalco is a $4 billion publicly held company based in Naperville, Illinois, serving 50,000 customers in more than 150 countries.

As Nalco CEO Erik Fyrwald put it in a Fortune magazine interview last year, “We wake up every day and think about one thing:  How can we help our customers use less water, be more energy-efficient with that water, and get more oil and gas out of the ground in an environmentally sustainable way, efficiently using water.”  (Read the whole interview to learn more about Nalco.)

What’s the rationale for the merger?

This merger will bring together two strong companies with complementary capabilities, cultures and business models. The deep expertise and broad suite of water solutions Nalco brings will enable the combined firm to provide total water processing management to further help customers reduce their environmental impact.

In particular, Nalco’s strengths in industrial water use complement ours in areas such as food service, food and beverage manufacturing, healthcare and hospitality.  As Erik points out in the Fortune interview:  “Every manufacturing facility or large building brings in water and typically uses it for its cooling and heating system.  Then there’s process water, which could used in making products.  All that water gets collected and goes through a wastewater-treatment system before it gets recycled or goes as effluent into a river or other area.” These are the kinds of uses and processes Nalco manages for customers.

Together Ecolab and Nalco will have a more diverse and balanced portfolio, broader reach and enormous opportunity to serve needs created by some of the big trends driving market growth including food demand and safety challenges, water scarcity, sustainability needs and growth in emerging markets.

This merger is consistent with our Strategy 2015 and we are confident that merging with Nalco will bring us one step closer to fulfilling our mission to make the world cleaner, safer, and healthier and preserve natural resources.

Are there any similarities between the two companies?

Both Ecolab and Nalco are comfortable in highly technical chemistry and service businesses and Ecolab already serves a diverse suite of industries.  Our food and beverage (F&B) business, for example, provides very sophisticated chemistry and service to control or eliminate the growth of dangerous pathogens in food processing plants or on food tissue.  F&B is highly technical, employing a range of several thousand specialty formulas supported by technically educated field personnel, many with advanced science and engineering educations.

Nalco’s oil and gas extraction business also depends on highly technical chemistry and on-the-ground service provided by highly educated professionals.  As oil and gas extraction becomes more difficult, the business of helping energy companies manage extraction in environmentally friendly ways will grow. That’s one of the macro-trends that both companies want to capitalize on.  Nalco is involved in all three areas of energy — extraction, processing and production of petroleum-based products — using water- and chemistry-based processes.

Is this an acquisition or a merger?

It’s a merger effected through an exchange of cash and Ecolab stock for all of Nalco’s outstanding shares and the assumption of its debt. After the merger, Nalco will be a subsidiary of Ecolab. We chose this type of financing to ensure that we did not have too much debt that could restrict our ability to invest in our core businesses.

Where will the company’s headquarters be and will there be any changes in leadership?

Headquarters will remain in St. Paul.  We expect the senior leadership team to include executives from both companies.  Nalco will maintain its well-respected brand name for its business lines.

Do you anticipate any plant closures or layoffs?

This merger is driven primarily by growth, not by an effort to drive down costs.  Both companies have very strong cost reduction programs in place which we expect to continue.  As in any merger, there are long-term opportunities to gain efficiencies, primarily from making our administrative functions more efficient, but we have not yet developed any specific plans.  We don’t foresee any reduction in our sales and service organizations and intend to continue to invest in our R&D and customer-facing commercial teams, which are critical to making this merger deliver the benefits, value and the opportunities we’ve identified.  The vast majority of Nalco and Ecolab employees should benefit favorably as there will be exciting opportunities for business growth, financial performance and career growth in the new organization.

How will this impact our customers?

The merger will enhance our ability to provide them with exceptional products and service.  In the meantime, there will be no changes to their current relationship with us — same representative, same products and services and same dedication to serving them.  For some business units, the impact of this merger will be very slight. Over time, for others, including WEW, F&B, Textile Care and Healthcare, we expect it to be more significant in a positive way by enabling us to offer more complete water, energy and waste services consistent with our Circle the Customer approach.

What should I expect in the next few weeks?

There are a few more steps that must be taken before the merger is final. The agreement has been approved by the boards of directors of both companies and now must be approved by both company’s shareholders. There also are other customary closing conditions, including regulatory approvals.  We expect the close to occur before the end of fourth quarter 2011.

Combining two large organizations is a complicated task and will take some time. The management teams of both organizations will be working closely together to develop integration plans and we will keep you informed as we go through this transition.

In the mean time, please stay focused on continuing to provide the exceptional service, value and expertise that our customers have come to expect.

Will Nalco be branded Ecolab?

No, Nalco also has a very strong brand and the plan is to maintain that identity for their lines of business.  The merged company’s name, however, will be Ecolab.

When will the transaction close?

Close is expected before the end of fourth quarter 2011.

Does this merger fit into a larger strategy of either company?

The merger is right on target with Ecolab’s Strategy 2015 goal to become water, energy and waste experts in our markets, providing a broader suite of water technologies and broader geographic coverage.  Additionally, Nalco’s strength in BRIC countries will enhance Ecolab’s ability to develop its leadership position in emerging markets.

The merger also will enable accelerated investment in product innovation at Nalco, and in Nalco’s sales and service force, enhancing the range of effective and efficient solutions for customers and, bolstering growth prospects for both firms.

What is the market opportunity driving this merger?

Water, energy, food safety and an increasing focus on sustainability offer strong future growth opportunities.  In particular, water is the world’s most valuable resource, and water scarcity is a major world challenge, as well as a growth opportunity. Water is integral to key industrial processes:

•                  Cleaning and sanitation

•                  Food processing

•                  Boiler and cooler water treatment

•                  Oil and gas extraction and processing

•                  Pulp & paper processing

Total process management of water is a tremendous opportunity, especially in key markets such as China, India, Brazil and Russia.  We want to be involved in all of these areas.

What are Nalco’s core strengths?

Nalco’s core strengths are in service, automation, chemistry and specialty equipment.

Water Treatment Services:

•                  Boiler water applications

•                  Cooling water applications

•                  Raw water/potable water preparation

•                  Waste water applications

•                  Water reuse and recycling

Energy Services:

•                  Well stimulation and completion

•                  Enhanced oil recovery

•                  Production refining

•                  Petrochemical Fuel Additives

Pulp and Paper applications

Clean air technologies

Services

•                  Analytical

•                  Consulting

•                  Eco-Efficiency

•                  Predictive modeling

•                  360 remote monitoring

•                  Technical and field service

•                  Customer training

•                  Equipment

Where are the synergies between Ecolab and Nalco’s oil and gas business?

The way Ecolab goes to market and its focus on a highly technical and technology-driven service sales model is very similar to the way Nalco runs its business.   Ecolab already serves a diverse suite of industries.  Its food and beverage (F&B) business, for example, provides very sophisticated chemistry and service to control or eliminate the growth of dangerous pathogens in food processing plants or on food tissue.  F&B is highly technical, employing a range of several thousand specialty formulas supported by technically educated field personnel, many with advanced science and engineering educations.

Nalco’s oil and gas extraction business also depends on highly technical chemistry and on-the-ground service provided by highly educated professionals.  As oil and gas extraction becomes more difficult, the business of helping energy companies manage extraction in environmentally friendly ways will grow. That’s one of the macro-trends that both companies want to capitalize on.  Nalco is involved in all three areas of energy — extraction, processing and production of petroleum-based products — using water- and chemistry-based processes.

Some of Nalco’s businesses represent increased safety challenges.  What is their commitment to employee safety?

Safety is the first of Nalco’s core values.  Nalco leadership routinely communicates to employees that there is nothing so important to accomplish in a day that we should risk our ability to return safety to our families at the end of the day. Safety training is part of new employee on boarding programs, and particular emphasis is placed on driver safety and pre-work risk assessments.  Our target each year is zero injuries.  While we have not yet achieved this, we have performed within the top-quartile of our industry set.

Nalco has a very strong commitment to employee safety and has employee safety programs in place in all locations, with extensive training for field sales and service teams. Our Safety, Health and Environment programs are structured on Responsible Care, a chemical industry-specific, and voluntary, global initiative that has been part of the company’s culture since 1985. Responsible Care is implemented through a management system approach that offers an integrated, structured method focused on seven key areas of our operations: community awareness and emergency response; security; distribution; employee health and safety; pollution prevention; process safety and product stewardship. Implementing Responsible Care in the United States includes mandatory independent third-party verification of those management systems.

Nalco’s Garyville Plant in the United States recently won a SAFE (Serious About

Fostering Excellence) Award for safety, environmental and community performance from the Louisiana Chemical Association. Its Fawley Plant in the United Kingdom won six consecutive Gold Awards from the Royal Society for the Prevention of Accidents (RoSPA) for demonstrating well developed occupational health and safety management systems and culture, outstanding control of risk and very low levels of error, harm and loss. The U.S. Occupational Safety and Health Administration have given a Voluntary Protection Program Star Award to Nalco’s Sugar Land Plant in the United States for outstanding workplace safety and health management.

Will Ecolab’s or Nalco’s leadership team remain in place? When will leadership decisions be made?

The companies expect to have a combined management team; key leadership roles are still being determined. Changes to the reporting structure may happen in the future but we do not know the details just yet.  Before the merger closes, we are limited in the decisions we can make and communicate, but we will share as much with you as we can, when we can.

Why do we want to get involved in heavy industry?

Global demand for energy is equally strong, and as a combined company we will be better able to serve that demand as well. Nalco also is the leading energy services provider, helping energy companies manage energy extraction in more efficient and environmentally responsible ways.  Nalco’s oil and gas extraction business also depends on highly technical chemistry, water management expertise and on-the-ground service provided by highly educated professionals.

As oil and gas extraction becomes more difficult, the business of helping energy companies manage extraction in environmentally friendly ways will grow. That’s one of the macro-trends that both companies want to capitalize on.  Nalco is involved in all three areas of energy — extraction, processing and production of petroleum-based products — using water- and chemistry-based processes.

Ecolab already serves a diverse suite of industries.  What is common to them is a commitment to innovation, specialized chemistry and dispensing and a customer-centric culture.  We are glad to add the energy market to our customer base.  Given the growing demands for energy, this is going to be a growth market in the future.  Merging with Nalco helps Ecolab broaden our business platform and enhance our global growth opportunities.  The key to our success has been the ability to continually expand the markets it serves and broaden its growth opportunities.

Are the two company’s cultures compatible?

We believe there is a great fit in corporate culture, technologies, competencies and business models.   We share deeply held beliefs about how to drive our businesses, starting with safety.  We share a commitment to exceptional technology and a passion for great on-the-ground service in our customers’ operations.  Exceptionally talented and capable people at both companies are dedicated to uncompromising service and growth. Additionally, both companies are committed to sustainability, helping customers manage water, energy and other resources with care.

Will I have to move?

We expect very few changes for most associates.

How will I be informed on an ongoing basis?

We are developing an overall integration plan during this transition period before close, and that will include an ongoing communications effort.  In the meantime, please do not hesitate to contact your manager with specific questions.

Will I have to report to someone new?

This answer will vary individually and may not be known definitively for quite some time.  For most employees, no change is expected.

Will my performance be assessed differently?

Changes to the reporting structure may happen in the future but there are no immediate plans to change reporting relationships, or how performance is measured.   As Ecolab and Nalco integrate, there will be an adjustment period but we expect that the changes will be positive as you find new opportunities to grow. As we move forward with the transition, changes to specific job functions will become clearer but in the near term both businesses will continue to operate as usual.

Our companies share a strong sales record, focus on customer satisfaction and the proven ability to plan and execute in good times and bad. More than anything, we know that our success is driven by our people

Are Ecolab’s compensation and benefits going to change?  How?  When will we find out?

There will be no changes in compensation or benefits as a result of the merger. We will determine how to integrate benefits and compensation programs after the close.

How will we integrate the two organizations? What’s the timing?

We expect to begin forming integration teams later this summer in anticipation of being able to operate as one company heading into the new year.

Who will lead the integration teams? What teams will there be?

It is too early to know. We will begin integration planning in the next few weeks but integration can only begin after the merger closes.

Can I volunteer to help with the integration?

We understand that many associates and employees would like to participate in the integration and we will definitely need help. We have not yet identified the integration team/processes. Above all everyone can help during the transition by staying focused on serving our customers and keeping the business running smoothly.

What if I am asked to comment on the merger by a member of the media or analyst community?

News media questions should be referred to Mike Monahan.

What do I tell customers, distributors and suppliers?

Business unit leaders will be responsible for developing the strategy for outreach to customers, distributors and suppliers. Leaders are receiving toolkits to assist with the outreach which includes draft letters to customers and talking points for conversations.

Will there be cross-selling opportunities between our respective customer bases?

Yes, there will be opportunities after the close. Until the merger closes, however, Ecolab and Nalco will continue to operate as separate entities and cross-selling efforts should not be pursued.

What should we tell customers? What if my customers ask me about the news? What should I say?

We suggest that you focus on how the merger will enhance our ability to provide them with exceptional products and service and assure them that there will be no changes to their current relationships with Nalco or Ecolab — same representative, same products and services and same dedication to serving them.

Does this mean that Ecolab’s traditional businesses are going to be less important?

No, on the contrary, this merger will enable Ecolab to provide a broader range of water management products and services to current customers, supporting our “circle the customer” strategy.  Ecolab also will be able to offer more sales and service coverage in emerging markets.

We financed the transaction with a large portion of stock to preserve our ability to continue to invest in Ecolab’s core businesses.  Each of our sectors is vital to our ability to achieve our goals and we intend to continue to make the investments needed to grow all of our core businesses.  The merger with Nalco will help all our core businesses grow more rapidly.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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